FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 01, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ☒

WIMM-BILL-DANN FOODS INVESTS OVER US$5 MLN IN
UPGRADING KEY PLANT IN THE CENTRAL REGION

________________________________________________________

Moscow, July 31, 2003. Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced the installation of new production line at the Baby Food Plant, located in Moscow, as part of an ongoing modernization project in its dairy business, aimed at further improving operating efficiencies and maintaing the highest quality of its products. The investment at the plant totals US$5.4 million.

The company has installed a new AGMA GD (Italy) liquid dairy products filling line with a production capacity of 30 tons per day at the Baby Food Plant.

This line is producing a new probiotic product, ‘Imunele,’ in 100 ml plastic bottles. There are also plans to bottle ‘Ryzhiy Ap’ (Ginger Up) drinkable yougurt in 200 ml bottles.

The Baby Food Plant

The Baby Food Plant opened in 1982, and is the only production facility in Moscow specializing in the production of liquid and paste-type products for newborns and children up to two years old. All products are made with the highest-quality ingredients.

The plant produces more than 25 types of dairy products, including kefir, fermented milk baby foods, sterilized baby foods, curds, cream, and drinkable yogurts.

All baby food recipes are developed jointly with the Nutrition Institute of the Russian Academy of Medical Sciences. The Baby Food Plant’s main objective is to produce high-quality products meeting the requirements of children, on the basis of the modern technology and the latest scientific research.

The plant currently employs over 400 people, with a total capacity of 180 tons per day.

- ends-

For further enquiries contact:

Kira Kirioukhina

Wimm-Bill-Dann Foods OJSC

Moscow, Yauzky Bul., 16

Tel. 733 9726/9727

Fax 7339725

www.wbd.com
e-mail: kira@wbd.ru

or

Edward Baumgartner
Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mboughton@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading producer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   August 01, 2003